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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

MACDERMID, INCORPORATED
(Name of the Issuer)

MacDermid, Incorporated	Daniel H. Leever
MDI Holdings, LLC	Court Square Capital Partners II, L.P.
Matrix Acquisition Corp.	Weston Presidio V, L.P.
(Name of Person(s) Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

554273 10 2
(CUSIP Number of Class of Securities)

MacDermid, Incorporated	MDI Holdings, LLC
c/o John L. Cordani	Matrix Acquisition Corp.
Vice President, Corporate Secretary and	c/o Court Square Capital Partners II, L.P.
General Counsel	399 Park Avenue
245 Freight Street	14th Floor
Waterbury, Connecticut 06702-0671	New York, New York 10022
(212) 575-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Edward D. Herlihy	G. Daniel O'Donnell
Lawrence S. Makow	Geraldine A. Sinatra
Wachtell, Lipton, Rosen & Katz	Dechert LLP
51 West 52nd Street	Cira Centre
New York, NY 10019	2929 Arch Street
(212) 403-1000	Philadelphia, PA 19104
(215) 994-4000

        This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	☐	The filing of a registration statement under the Securities Act of 1933.
(c)	☐	A tender offer.
(d)	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,097,128,543	$117,392.75

*
Calculated solely for the purpose of determining the filing fee. As of January 9, 2007, there were (i) 30,861,098 shares of common stock, without par value, of MacDermid, Incorporated ("Common Stock") outstanding. The filing fee was determined by adding (x) the product of (i) the number of shares of Common Stock that are proposed to be acquired in the merger and (ii) the merger consideration of $35.00 per share, plus (y) $16,990,113 expected to be paid to holders of stock options with an exercise price of less than $35.00 per share granted by MacDermid to purchase shares of Common Stock in exchange for the cancellation of such options ((x) and (y) together, the "Total Consideration").

**
In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.000107 by the Total Consideration.

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $117,392.75
Form or Registration No.: Schedule 14A
Filing Party: MacDermid, Incorporated
Date Filed: January 12, 2007

INTRODUCTION

        This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed by (1) MacDermid, Incorporated, a Connecticut corporation ("MacDermid" or the "Company"), the issuer of the MacDermid common stock, no par value, that is subject to the Rule 13e-3 transaction, (2) MDI Holdings, LLC ("ParentCo"), a Delaware limited liability company, (3) Matrix Acquisition Corp. ("MergerCo"), a Connecticut corporation that is a wholly owned subsidiary of ParentCo, (4) Daniel H. Leever, Chairman of the Board of Directors and Chief Executive Officer of MacDermid, and (5) Court Square Capital Partners II, L.P., a Delaware limited partnership ("Court Square") and Weston Presidio V, L.P., a Delaware limited partnership ("Weston Presidio", and collectively with Court Square, the "Sponsors"). The Sponsors and Mr. Leever are sometimes referred to herein collectively as the "Investor Group." MacDermid, ParentCo, MergerCo and the Investor Group are sometimes referred to herein collectively as the "Filing Persons." This Transaction Statement relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 15, 2006, by and among MacDermid, ParentCo and MergerCo.

        If the merger is consummated, MergerCo will be merged with and into MacDermid, with MacDermid continuing as the surviving corporation (the "Surviving Corporation") and as a wholly owned subsidiary of ParentCo (the "Merger"). Upon consummation of the Merger, each share of MacDermid common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in the treasury of MacDermid, or owned by its wholly owned subsidiaries, or by ParentCo or MergerCo immediately prior to the effective time of the Merger (including shares contributed to ParentCo by members of the Investor Group prior to the Merger), or held by shareholders who are entitled to and who properly exercise appraisal rights under Connecticut law) will be converted into the right to receive $35.00 in cash, without interest. Upon consummation of the Merger, unless otherwise agreed between a holder and ParentCo, all outstanding options to purchase shares of MacDermid common stock granted under any of MacDermid's employee or director equity plans, whether vested or unvested, will at the effective time of the Merger become fully vested and be cancelled and converted into a right to receive a cash payment equal to the number of shares of MacDermid common stock underlying the options multiplied by the amount (if any) by which $35.00 exceeds the option exercise price, without interest and less any applicable withholding taxes. Unless otherwise agreed between a holder and ParentCo, all shares of MacDermid restricted stock under MacDermid's stock plans or benefit plans will vest in full and be cancelled and converted into the right to receive a cash payment equal to the number of outstanding shares of restricted stock, multiplied by $35.00, without interest and less any applicable withholding taxes.

        Concurrently with the filing of this Transaction Statement, MacDermid is filing with the Securities and Exchange Commission a preliminary Proxy Statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of the shareholders of MacDermid at which the shareholders of MacDermid will consider and vote upon a proposal to approve and adopt the Merger Agreement. The approval and adoption of the Merger Agreement requires the affirmative vote of at least a majority of the number of votes entitled to be cast at the close of business on the record date by shareholders of MacDermid.

        The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including MacDermid, takes responsibility for the accuracy of any information not supplied by such Filing Person.

        The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons, or by any affiliate of a Filing Person, that MacDermid is "controlled" by any other Filing Person or that any Filing Person is an "affiliate" of MacDermid within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet.

  Regulation M-A Item 1001

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"
    "Questions and Answers about the Special Meeting and the Merger"

Item 2. Subject Company Information.

  Regulation M-A Item 1002

        (a)   Name and Address. The Company's name and the address and telephone number of its principal executive offices are as follows:

    MacDermid, Incorporated
    1401 Blake Street
    Denver, Colorado 80202
    (720) 479-3062

        (b)   Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Notice of Special Meeting"
    "Questions and Answers about the Special Meeting and the Merger"
    "The Special Meeting—Record Date; Shares Outstanding and Entitled to Vote"

        (c)   Trading Market and Price. The information set forth in the Proxy Statement under the caption "Other Important Information Regarding MacDermid—Market for Common Stock and Dividends" is incorporated herein by reference.

        (d)   Dividends. The information set forth in the Proxy Statement under the caption "Other Important Information Regarding MacDermid—Market for Common Stock and Dividends" is incorporated herein by reference.

        (e)   Prior Public Offerings. None.

        (f)    Prior Stock Purchases. The information set forth in the Proxy Statement under the caption "Other Important Information Regarding MacDermid—Prior Purchases and Sales of MacDermid Common Stock" is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

  Regulation M-A Item 1003

        (a)   Name and Address. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

    "Summary Term Sheet—The Parties to the Merger"
    "Summary Term Sheet—The Proposal"

    "The Parties to the Transaction"
    "Important Information Regarding MergerCo, ParentCo and the Investor Group"

        (b)   Business and Background of Entities. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

    "Summary Term Sheet—The Parties to the Merger"
    "Summary Term Sheet—The Proposal"
    "The Parties to the Transaction"
    "Other Important Information Regarding MacDermid"
    "Important Information Regarding MergerCo, ParentCo and the Investor Group"

        (c)   Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

    "Summary Term Sheet—The Parties to the Merger"
    "The Parties to the Transaction"
    "Special Factors—Certain Effects of the Merger"
    "Other Important Information Regarding MacDermid—Directors and Executive Officers"
    "Important Information Regarding MergerCo, ParentCo and the Investor Group"

Item 4. Terms of the Transaction.

  Regulation M-A Item 1004

        (a)   Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"
    "Questions and Answers about the Special Meeting and the Merger"
    "Special Factors"
    "The Special Meeting"
    "The Merger Agreement"
    Annex A—Agreement and Plan of Merger

        (c)   Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"
    "Questions and Answers about the Special Meeting and the Merger"
    "Special Factors—Certain Effects of the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"
    "Special Factors—Source and Amount of Funds; Financing for the Merger"
    "The Merger Agreement—Treatment of Stock and Options"
    "The Merger Agreement—Other Covenants and Agreements"

        (d)   Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Rights of Appraisal"
    "Questions and Answers about the Special Meeting and the Merger"
    "Special Factors—Appraisal Rights"
    Annex C—Sections 33-855 through 33-872 of the Business Corporation Act of the State of Connecticut

        (e)   Provisions for Unaffiliated Security Holders. None.

        (f)    Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

  Regulation M-A Item 1005

        (a)   Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"
    "Special Factors—Background of the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"

        (b)   Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"
    "Special Factors—Background of the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—ParentCo and the Sponsors' Purpose and Reasons for the Merger"
    "Special Factors—Mr. Leever's Purpose and Reasons for the Merger"
    "Special Factors—The Position of ParentCo, MergerCo and the Sponsors as to the Fairness of the Merger"
    "Special Factors—The Position of Mr. Leever as to the Fairness of the Merger"
    "Special Factors—Certain Effects of the Merger"
    "Special Factors—Plans for MacDermid After the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"
    "The Merger Agreement"
    Annex A—Agreement and Plan of Merger

        (c)   Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"
    "Special Factors—Background of the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—ParentCo and the Sponsors' Purpose and Reasons for the Merger"
    "Special Factors—Mr. Leever's Purpose and Reasons for the Merger"
    "Special Factors—The Position of ParentCo, MergerCo and the Sponsors as to the Fairness of the Merger"
    "Special Factors—The Position of Mr. Leever as to the Fairness of the Merger"
    "Special Factors—Certain Effects of the Merger"
    "Special Factors—Plans for MacDermid After the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"
    "The Merger Agreement"
    Annex A—Agreement and Plan of Merger

        (e)   Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"
    "Special Factors—Background of the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—ParentCo and the Sponsors' Purpose and Reasons for the Merger"
    "Special Factors—Mr. Leever's Purpose and Reasons for the Merger"
    "Special Factors—The Position of ParentCo, MergerCo and the Sponsors as to the Fairness of the Merger"
    "Special Factors—The Position of Mr. Leever as to the Fairness of the Merger"
    "Special Factors—Certain Effects of the Merger"
    "Special Factors—Plans for MacDermid After the Merger"
    "Special Factors—Source and Amount of Funds; Financing for the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"
    "The Merger Agreement"
    Annex A—Agreement and Plan of Merger

Item 6. Purposes of the Transaction and Plans or Proposals.

  Regulation M-A Item 1006

        (b)   Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—ParentCo and the Sponsors' Purpose and Reasons for the Merger"
    "Special Factors—Mr. Leever's Purpose and Reasons for the Merger"
    "Special Factors—The Position of ParentCo, MergerCo and the Sponsors as to the Fairness of the Merger"
    "Special Factors—The Position of Mr. Leever as to the Fairness of the Merger"
    "Special Factors—Certain Effects of the Merger"
    "Special Factors—Plans for MacDermid After the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"
    "Special Factors—Source and Amount of Funds; Financing for the Merger"
    "The Merger Agreement—Treatment of Stock and Options"
    Annex A—Agreement and Plan of Merger

        (c)(1)-(8)    Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—The Proposal"
    "Summary Term Sheet—Effects of the Merger"
    "Summary Term Sheet—Interests of Certain Persons in the Merger"
    "Summary Term Sheet—Financing"
    "Special Factors—Background of the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"

    "Special Factors—ParentCo and the Sponsors' Purpose and Reasons for the Merger"
    "Special Factors—Mr. Leever's Purpose and Reasons for the Merger"
    "Special Factors—The Position of ParentCo, MergerCo and the Sponsors as to the Fairness of the Merger"
    "Special Factors—The Position of Mr. Leever as to the Fairness of the Merger"
    "Special Factors—Certain Effects of the Merger"
    "Special Factors—Plans for MacDermid After the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"
    "Special Factors—Source and Amount of Funds; Financing for the Merger"
    "The Merger Agreement"
    Annex A—Agreement and Plan of Merger

Item 7. Purposes, Alternatives, Reasons and Effects.

  Regulation M-A Item 1013

        (a)   Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—The Proposal"
    "Summary Term Sheet—Effects of the Merger"
    "Summary Term Sheet—Interests of Certain Persons in the Merger"
    "Special Factors—Background of the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—ParentCo and the Sponsors' Purpose and Reasons for the Merger"
    "Special Factors—Mr. Leever's Purpose and Reasons for the Merger"
    "Special Factors—The Position of ParentCo, MergerCo and the Sponsors as to the Fairness of the Merger"
    "Special Factors—The Position of Mr. Leever as to the Fairness of the Merger"
    "Special Factors—Certain Effects of the Merger"
    "Special Factors—Plans for MacDermid After the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"

        (b)   Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Special Factors—Background of the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—ParentCo and the Sponsors' Purpose and Reasons for the Merger"
    "Special Factors—Mr. Leever's Purpose and Reasons for the Merger"
    "Special Factors—The Position of ParentCo, MergerCo and the Sponsors as to the Fairness of the Merger"
    "Special Factors—The Position of Mr. Leever as to the Fairness of the Merger"
    "Special Factors—Plans for MacDermid After the Merger"

        (c)   Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Recommendations"
    "Special Factors—Background of the Merger"

    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—Opinion of Financial Advisor"
    "Special Factors—ParentCo and the Sponsors' Purpose and Reasons for the Merger"
    "Special Factors—Mr. Leever's Purpose and Reasons for the Merger"
    "Special Factors—The Position of ParentCo, MergerCo and the Sponsors as to the Fairness of the Merger"
    "Special Factors—The Position of Mr. Leever as to the Fairness of the Merger"
    "Special Factors—Certain Effects of the Merger"
    "Special Factors—Plans for MacDermid After the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"

        (d)   Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—The Proposal"
    "Summary Term Sheet—Effects of the Merger"
    "Summary Term Sheet—Interests of Certain Persons in the Merger"
    "Special Factors—Background of the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—Opinion of Financial Advisor"
    "Special Factors—ParentCo and the Sponsors' Purpose and Reasons for the Merger"
    "Special Factors—Mr. Leever's Purpose and Reasons for the Merger"
    "Special Factors—The Position of ParentCo, MergerCo and the Sponsors as to the Fairness of the Merger"
    "Special Factors—The Position of Mr. Leever as to the Fairness of the Merger"
    "Special Factors—Certain Effects of the Merger"
    "Special Factors—Plans for MacDermid After the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"
    "Special Factors—Material U. S. Federal Income Tax Consequences of the Merger"
    "Special Factors—Source and Amount of Funds; Financing for the Merger"
    "The Merger Agreement"
    Annex A—Agreement and Plan of Merger

Item 8. Fairness of the Transaction

  Regulation M-A Item 1014

        (a)   Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Recommendations"
    "Summary Term Sheet—Opinion of MacDermid's Financial Advisor"
    "Special Factors—Background of the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—Opinion of Financial Advisor"
    "Special Factors—ParentCo and the Sponsors' Purpose and Reasons for the Merger"
    "Special Factors—Mr. Leever's Purpose and Reasons for the Merger"

    "Special Factors—The Position of ParentCo, MergerCo and the Sponsors as to the Fairness of the Merger"
    "Special Factors—The Position of Mr. Leever as to the Fairness of the Merger"
    "Special Factors—Plans for MacDermid After the Merger"
    Annex B—Opinion of Merrill, Lynch, Pierce, Fenner & Smith Inc.

        (b)   Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Recommendations"
    "Summary Term Sheet—Opinion of MacDermid's Financial Advisor"
    "Special Factors—Background of the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—Opinion of Financial Advisor"
    "Special Factors—ParentCo and the Sponsors' Purpose and Reasons for the Merger"
    "Special Factors—Mr. Leever's Purpose and Reasons for the Merger"
    "Special Factors—The Position of ParentCo, MergerCo and the Sponsors as to the Fairness of the Merger"
    "Special Factors—The Position of Mr. Leever as to the Fairness of the Merger"
    "Special Factors—Certain Effects of the Merger"
    "Special Factors—Plans for MacDermid After the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"
    Annex B—Opinion of Merrill, Lynch, Pierce, Fenner & Smith Inc.

        (c)   Approval of Security Holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Required Vote"
    "Questions and Answers about the Special Meeting and the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "The Special Meeting—Record Date, Shares Outstanding and Entitled to Vote"
    "The Special Meeting—Quorum; Votes Required"

        (d)   Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Recommendations"
    "Summary Term Sheet—Opinion of MacDermid's Financial Advisor"
    "Special Factors—Background of the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—Opinion of Financial Advisor"
    "Special Factors—ParentCo and the Sponsors' Purpose and Reasons for the Merger"
    "Special Factors—Mr. Leever's Purpose and Reasons for the Merger"

    "Special Factors—The Position of ParentCo, MergerCo and the Sponsors as to the Fairness of the Merger"
    "Special Factors—The Position of Mr. Leever as to the Fairness of the Merger"
    Annex B—Opinion of Merrill, Lynch, Pierce, Fenner & Smith Inc.

        (e)   Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Recommendations"
    "Special Factors—Background of the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—The Position of ParentCo, MergerCo and the Sponsors as to the Fairness of the Merger"
    "Special Factors—The Position of Mr. Leever as to the Fairness of the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"

        (f)    Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Special Factors—Background of the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—Opinion of Financial Advisor"
    "Special Factors—ParentCo and the Sponsors' Purpose and Reasons for the Merger"
    "Special Factors—Mr. Leever's Purpose and Reasons for the Merger"
    "Special Factors—The Position of ParentCo, MergerCo and the Sponsors as to the Fairness of the Merger"
    "Special Factors—The Position of Mr. Leever as to the Fairness of the Merger"
    "Special Factors—Plans for MacDermid After the Merger"

Item 9. Reports, Opinions, Appraisals and Negotiations.

  Regulation M-A Item 1015

        (a)-(b)    Reports, Opinions, Appraisal and Certain Negotiations; Preparer and Summary of the Report, Opinion or Appraisal. The presentation of Merrill, Lynch, Pierce, Fenner & Smith Inc. to the Special Committee of the Board of Directors of MacDermid, Incorporated, dated December 15, 2006, is attached hereto as Exhibit (c)(2) and is incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Opinion of MacDermid's Financial Advisor"
    "Special Factors—Background of the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—Opinion of Financial Advisor"
    "Special Factors—ParentCo and the Sponsors' Purpose and Reasons for the Merger"
    "Special Factors—Mr. Leever's Purpose and Reasons for the Merger"
    "Special Factors—The Position of ParentCo, MergerCo and the Sponsors as to the Fairness of the Merger"
    "Special Factors—The Position of Mr. Leever as to the Fairness of the Merger"

    "The Merger Agreement—Representations and Warranties"
    "Other Important Information Regarding MacDermid—Financial Forecasts of MacDermid"
    Annex B—Opinion of Merrill, Lynch, Pierce, Fenner & Smith Inc.

        (c)   Availability of Documents. The materials referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of MacDermid during its regular business hours by any interested holder of MacDermid common stock.

Item 10. Source and Amounts of Funds or Other Consideration.

  Regulation M-A Item 1007

        (a)   Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Expenses and Termination Fee"
    "Summary Term Sheet—Financing"
    "Special Factors—Background of the Merger"
    "Special Factors—Certain Effects of the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"
    "Special Factors—Source and Amount of Funds; Financing for the Merger"
    "Special Factors—Fees and Expenses"
    "The Merger Agreement"
    Annex A—Agreement and Plan of Merger

        (b)   Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Required Vote"
    "Summary Term Sheet—What We Need to Do to Complete the Merger"
    "Summary Term Sheet—Regulatory Approvals That Must be Obtained"
    "Summary Term Sheet—Financing"
    "Special Factors—Background of the Merger"
    "Special Factors—Source and Amount of Funds; Financing for the Merger"
    "Special Factors—Fees and Expenses"
    "Special Factors—Regulatory Approvals"
    "The Special Meeting—Quorum; Votes Required"
    "The Merger Agreement"
    Annex A—Agreement and Plan of Merger

        (c)   Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Expenses and Termination Fee"
    "Summary Term Sheet—Financing"
    "Special Factors—Background of the Merger"
    "Special Factors—Certain Effects of the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"
    "Special Factors—Source and Amount of Funds; Financing for the Merger"
    "Special Factors—Fees and Expenses"
    "The Merger Agreement"
    Annex A—Agreement and Plan of Merger

        (d)   Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Financing"
    "Special Factors—Background of the Merger"
    "Special Factors—Plans for MacDermid After the Merger"
    "Special Factors—Certain Effects of the Merger"
    "Special Factors—Source and Amount of Funds; Financing for the Merger"
    "The Merger Agreement"
    Annex A—Agreement and Plan of Merger

Item 11. Interest in Securities of the Subject Company.

  Regulation M-A Item 1008

        (a)   Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Special Factors—Interests of Certain Persons in the Merger"
    "Special Factors—Plans for MacDermid After the Merger"
    "Other Important Information Regarding MacDermid—Security Ownership of Certain Beneficial Owners and
        Management"

        (b)   Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"
    "Special Factors—Background of the Merger"
    "Special Factors—Interest of Certain Persons in the Merger"
    "Special Factors—Source and Amount of Funds; Financing for the Merger"
    "Other Important Information Regarding MacDermid—Security Ownership of Certain Beneficial Owners and
        Management"
    "Other Important Information Regarding MacDermid—Prior Purchases and Sales of MacDermid Common Stock"

Item 12. The Solicitation or Recommendation.

  Regulation M-A Item 1012

        (d)   Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Share Ownership of Directors and Executive Officers"
    "Summary Term Sheet—Recommendations"
    "Questions and Answers about the Special Meeting and the Merger"
    "Special Factors—Background of the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—ParentCo and the Sponsors' Purpose and Reasons for the Merger"
    "Special Factors—Mr. Leever's Purpose and Reasons for the Merger"
    "Special Factors—The Position of ParentCo, MergerCo and the Sponsors as to the Fairness of the Merger"

    "Special Factors—The Position of Mr. Leever as to the Fairness of the Merger"
    "Special Factors—Plans for MacDermid After the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"

        (e)   Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet—Recommendations"
    "Questions and Answers about the Special Meeting and the Merger"
    "Special Factors—Background of the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—ParentCo and the Sponsors' Purpose and Reasons for the Merger"
    "Special Factors—Mr. Leever's Purpose and Reasons for the Merger"
    "Special Factors—The Position of ParentCo, MergerCo and the Sponsors as to the Fairness of the Merger"
    "Special Factors—The Position of Mr. Leever as to the Fairness of the Merger"
    "Special Factors—Plans for MacDermid After the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"

Item 13. Financial Information.

  Regulation M-A Item 1010

        (a)   Financial Statements. The audited financial statements set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2005, and the unaudited financial statements set forth in the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006, and September 30, 2006, and the information set forth in the Proxy Statement under the following captions are incorporated herein by reference:

    "Other Important Information Regarding MacDermid—Selected Historical Consolidated Financial Information"
    "Where You Can Find More Information"

        (b)   Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

  Regulation M-A Item 1009

        (a)   Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"
    "Questions and Answers about the Special Meeting and the Merger"
    "Special Factors—Background of the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"
    "Special Factors—Fees and Expenses"
    "The Special Meeting—Solicitation of Proxies"

        (b)   Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    "Summary Term Sheet"
    "Questions and Answers about the Special Meeting and the Merger"
    "Special Factors—Background of the Merger"
    "Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of the MacDermid
        Board of Directors; Fairness of the Merger"
    "Special Factors—Interests of Certain Persons in the Merger"
    "Special Factors—Fees and Expenses"
    "The Special Meeting—Solicitation of Proxies"

Item 15. Additional Information.

  Regulation M-A Item 1011

        (b)   Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

  Regulation M-A Item 1016

(a)(1)	Letter to Shareholders of MacDermid, Incorporated, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by MacDermid, Incorporated with the Securities and Exchange Commission on January 12, 2007
(a)(2)	Notice of Special Meeting, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by MacDermid, Incorporated with the Securities and Exchange Commission on January 12, 2007
(a)(3)
Proxy Statement of MacDermid, Incorporated, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by MacDermid, Incorporated with the Securities and Exchange Commission on January 12, 2007
(b)(1)
Debt Commitment Letter, dated as of December 15, 2006, among Matrix Acquisition Corp., Credit Suisse Securities (USA) LLC, and Credit Suisse, Cayman Islands Branch (incorporated by reference to Exhibit 99.7(D) of the Schedule 13D filed by Court Square Capital Partners II, L.P. and Court Square Capital GP, LLC with the SEC on December 22, 2006)
(c)(1)
Fairness Opinion of Merrill, Lynch, Pierce, Fenner & Smith, Inc., dated December 15, 2006, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by MacDermid, Incorporated with the Securities and Exchange Commission on January 12, 2007
(c)(2)	Presentation of Merrill, Lynch, Pierce, Fenner & Smith, Inc. to the Special Committee of the Board of Directors of MacDermid, Incorporated, dated December 15, 2006
(d)(1)
Agreement and Plan of Merger, dated December 15, 2006, among MDI Holdings, LLC, Matrix Acquisition Corp. and MacDermid, Incorporated, incorporated herein by reference to Annex A of the Proxy Statement on Schedule 14A filed by MacDermid, Incorporated with the Securities and Exchange Commission on January 12, 2007
(d)(2)
Limited Guarantee dated as of December 15, 2006 of Court Square Capital Partners II, L.P. (incorporated by reference to Exhibit 99.7(E) of the Schedule 13D filed by Court Square Capital Partners II, L.P. and Court Square Capital GP, LLC with the SEC on December 22, 2006)
(d)(3)
Limited Guarantee dated as of December 15, 2006 of Weston Presidio V, L.P. (incorporated by reference to Exhibit 99.7(F) of the Schedule 13D filed by Court Square Capital Partners II, L.P. and Court Square Capital GP, LLC with the SEC on December 22, 2006)
(d)(4)
Equity Commitment Letter dated December 15, 2006 of Court Square Capital Partners II, L.P. (incorporated by reference to Exhibit 99.7(A) of the Schedule 13D filed by Court Square Capital Partners II, L.P. and Court Square Capital GP, LLC with the SEC on December 22, 2006)
(d)(5)
Equity Commitment Letter dated December 15, 2006 of Weston Presidio V, L.P. (incorporated by reference to Exhibit 99.7(B) of the Schedule 13D filed by Court Square Capital Partners II, L.P. and Court Square Capital GP, LLC with the SEC on December 22, 2006)

(d)(6)
Rollover Equity Commitment Letter dated December 15, 2006 of Daniel H. Leever (incorporated by reference to Exhibit 99.7(C) of the Schedule 13D filed by Court Square Capital Partners II, L.P. and Court Square Capital GP, LLC with the SEC on December 22, 2006)
(d)(7)
Voting Agreement dated as of December 15, 2006 among MDI Holdings, LLC and Daniel H. Leever (incorporated by reference to Exhibit 99.7(I) of the Schedule 13D filed by Court Square Capital Partners II, L.P. and Court Square Capital GP, LLC with the SEC on December 22, 2006)
(f)(1)
Sections 33-855 through 33-872 of the Business Corporation Act of the State of Connecticut, incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by MacDermid, Incorporated with the Securities and Exchange Commission on January 12, 2007
(g)	None

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2007	MACDERMID, INCORPORATED
	By:	/s/ JOHN L. CORDANI Name: John L. Cordani Title: Vice President, Corporate Secretary and General Counsel
Dated: January 12, 2007	MDI HOLDINGS, LLC
	By:	/s/ JOSEPH M. SILVESTRI Name: Joseph M. Silvestri Title: President
Dated: January 12, 2007	MATRIX ACQUISITION CORP.
	By:	/s/ JOSEPH M. SILVESTRI Name: Joseph M. Silvestri Title: President
Dated: January 12, 2007	DANIEL H. LEEVER
/s/ DANIEL H. LEEVER Daniel H. Leever
Dated: January 12, 2007	COURT SQUARE CAPITAL PARTNERS II, L.P.
	By:	Court Square Capital, GP, LLC, its general partner
	By:	/s/ JOSEPH M. SILVESTRI Name: Joseph M. Silvestri Title: Managing Partner
Dated: January 12, 2007	WESTON PRESIDIO V, L.P.
	By:	Weston Presidio Management V, LLC, its general partner
	By:	/s/ THERESE A. MROZEK Name: Therese A. Mrozek Title: Authorized Member

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INTRODUCTION
SIGNATURES